F O R I M M E D I A T E R E L E A S E

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Announces Results of the Annual General
and Special Meeting of Shareholders
Toronto, Ontario (May 16, 2016) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is providing a summary of the voting results of its Annual General and Special Meeting of Shareholders (the “Meeting”).
Results of the Meeting
The Company is reporting the voting results of its Meeting held on Friday, May 13, 2016 in Toronto, Ontario, Canada. The summary of the results are as follows:

Total Shares Voted:    209,810,423
Total Shares Issued and Outstanding:    263,420,166
Total Percentage of Shares Voted:    79.65%
Each of the nominee directors listed in Alamos’ management proxy circular dated April 1, 2016 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withhold Vote	%
Mark Daniel	182,670,624	94.84	9,935,322	5.16
Patrick Downey	182,597,775	94.80	10,008,171	5.20
David Fleck	192,214,750	99.80	391,196	0.20
David Gower	182,633,152	94.82	9,972,794	5.18
Claire Kennedy	192,196,007	99.79	409,939	0.21
John A. McCluskey	192,223,353	99.80	382,592	0.20
Paul J. Murphy	192,260,436	99.82	345,509	0.18
Ronald Smith	191,774,509	99.57	831,437	0.43
Kenneth G. Stowe	182,946,540	94.98	9,659,406	5.02

Additionally, the following resolutions were passed:

•	The appointment of KPMG LLP as the Company’s auditor with the directors authorized to fix the auditor’s remuneration;

•	The ordinary resolution approving the Company’s Amended Long Term Incentive Plan;

•	The ordinary resolution approving the Company’s Shareholder Rights Plan;

•	The ordinary resolution approving amendments to the Company’s By-Laws; and

•	The advisory resolution approving the Company’s approach to Executive Compensation.
Detailed voting results for all of the above resolutions are available on SEDAR and EDGAR.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

2 | Alamos Gold Inc